UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    December 2007                                   File No:  0-52265

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated December 11, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: December 11, 2007

Signed: /s/  Michael Bebek

Michael Bebek

Corporate Secretary

PRESS RELEASE
TSX-V:  KGN

KEEGAN RESOURCES INC.: ESAASE PROJECT STEPOUT HOLES AND TRENCHING CONTINUE TO HIT HIGH GOLD GRADES SOUTH OF ESAASE RESOURCE

Vancouver, BC, December 11, 2007 – Keegan Resources Inc. is pleased to announce the results of twelve new drill holes and three new trenches in the South Main Zone.  Drill hole 179 and drill hole 192, south from the main zone  intersected 30 meters of 4.41 g/t Au and 37 meters of 4.12 g/t Au,. The trenches located south further south of the above mentioned drill results, included trench 83, 84 and 85 which intersected 15 meters of 1.45 g/t Au,5 meters of 14.05 g/t Au, 22 meters of 3.9 g/t Au and 14 meters of 3.34 g/t Au.  Drill hole 184 drilled between the South Main Zone and the resource Main Zone area intercepted 15 meters of 3.32 g/t Au.  These new results indicate that the probable resource area as revealed by drilling and trenching now exceeds 2.2 km.  Keegan has an additional eight holes pending assay from this area.  Please see map and sections at www.keeganresources.com.

Table 1.  Drill Hole and Trench Intercepts from South of the Resource Area at Esaase.

Drill holes
Hole_ID	From (m)	To (m)	Width (m)	Grade (g/t Au)
KERC173	110	137	27	0.66
KERC177	55	67	12	0.85
KERC177	135	143	8	0.66
KERC179	14	42	28	0.7
KERC179	52	96	44	0.81
KERC179	104	134	30	4.41
including	110	111	1	36.22
including	116	117	1	72.34
KERC181	No significant intercepts
KERC182	No significant intercepts
KERC184	91	106	15	3.32
including	97	98	1	20.00
including	105	106	1	22.10
KEDD185	113	125	12	0.59
KEDD185	133	142.4	9.4	0.53
KERC186	81	91	10	0.89
KERC189	16	21	5	0.57
KERC192	32	69	37	4.12
including	52	54	3	39.10
KERC193	71	122	51	1.03
including	3	4	1	108.00
KERC194	6	21	15	2.01
KERC194	34	54	20	0.86
KERC194	114	133	19	1.52
Trenches
Trench ID	From (m)	To (m)	Width (m)	Grade (g/t Au)
TR7083	42	57	15	1.45
TR7083	90	95	5	14.05
TR7084	150	172	22	3.9
including	161	168	7	9.41
TR7085	17	31	14	3.34
including	18	19	1	26.2
including	24	25	1	16.9

Dan McCoy, President and CEO of Keegan states: "These results are very encouraging as they increase the size and grade of the gold resources at Esaase. Combined with the amenable geometry, favorable topographic expression and initial positive metallurgy, Keegan is getting closer to its goal of realizing a large, modern open pit mine. The deposit continues to remain open along strike, down dip and at depth."

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant RSG Global, Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits.  All reverse circulation drill samples are weighed on site. With trenches, approximately 3.5 kg of carefully channeled trench sample were taken at continuous one meter intervals from cleaned, dry trenches at the same level in the trench so as to closely resemble the kind of sampling done in drilling. All samples are using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana or SGS Labs in Tarkwa, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed.  Intercepts were calculated to emphasize width rather than grade:  a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au.  All internal intercepts above 10 g/t Au are reported within the intercept.   Intercepts of less than 5 meters or less than 0.5 g/t Au were not reported.  Mineralization strikes approximately 30 degrees east of north and dips 45 to 60 degrees to the west.  The drill holes are oriented 10 degrees south of north and are inclined at 45 degrees to the east, so true widths are estimated to be over 80% of the drilled widths.  Trenching directions vary with topography, but in general, Keegan believes that true width exceeds 60% of the trench intersects.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at: http://www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.